J Sainsbury plc

82-913

RECEIVED
2004 JUL 27 A 9:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA

SUPPL

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 13 July 2004

04035782

Dear Sir

AGM / EGM Poll Results

Please find enclosed copies of the above announcements made to the London Stock Exchange on 13 July 2004.

Yours sincerely

Hazel Jarvis
Assistant Company Secretary

PROCESSED
JUL 27 2004
THOMSON FINANCIAL

Enc

dlw 7/27

13 July 2004

Announcement of AGM Poll Results

Following the Annual General Meeting held on 12 July 2004, J Sainsbury plc announces the results of the poll vote for each resolution as follows:

Annual General Meeting Resolutions numbered as per Notice of Meeting		For		Against		Abstentions
		Number	%	Number	%	Number
1	To receive and adopt the Directors' and Auditors' reports and the audited accounts for the 52 weeks to 27 March 2004	1,244,449,636	99.90	1,206,638	0.10	3,857,369
2	To approve the Directors' Remuneration Report for the 52 weeks to 27 March 2004	865,151,050	71.40	346,566,638	28.60	37,694,462
3	To declare a final dividend of 11.36 pence per ordinary share	1,247,674,102	99.91	1,081,025	0.09	749,225
4	To elect Justin King as a Director	1,236,744,226	99.68	3,957,323	0.32	8,816,758
5	To re-elect Jamie Dundas as a Director	1,144,507,858	95.24	57,194,179	4.76	47,799,283
6	To re-elect Lord Levene of Portsoken as a Director	1,143,178,312	95.07	59,222,958	4.93	47,095,319
7	To re-appoint PricewaterhouseCoopers LLP as Auditors and authorise the Directors to agree their remuneration	1,217,803,470	97.89	26,247,985	2.11	5,446,543
8	To authorise the Directors to allot shares	1,218,939,675	97.74	28,140,204	2.26	2,424,463
9	To authorise the Directors to disapply statutory pre-emption rights	1,238,850,852	99.34	8,277,041	0.66	2,363,548
10	To authorise the Company to purchase its own shares	1,245,282,821	99.84	2,006,337	0.16	2,212,661

Enquiries:
Investor relations
+44 (0) 20 7695 7162
Roger Matthews
Lynda Ashton

Media
+44 (0) 20 7695 6127
Jan Shawe
Pip Wood

13 July 2004

Announcement of EGM Poll Results

Following the Extraordinary General Meeting held on 12 July 2004. J Sainsbury plc announces the results of the poll vote for each resolution as follows:

Extraordinary General Meeting Resolutions numbered as per Notice of Meeting		For		Against		Abstentions
		Number	%	Number	%	Number
1	To approve the B share arrangements	1,316,087,520	99.72	3,754,658	0.28	4,680,637
2	To authorise the Company to purchase its own shares	1,315,986,349	99.75	3,264,087	0.25	5,162,877

Enquiries:

Investor relations
+44 (0) 20 7695 7162
Roger Matthews
Lynda Ashton

Media
+44 (0) 20 7695 6127
Jan Shawe
Pip Wood